UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2015

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Haruyuki Nagata
	Name:	Haruyuki Nagata
	Title:	General Manager, Financial Accounting Dept.

Date:       May 13, 2015

Sumitomo Mitsui Financial Group, Inc. (SMFG) Consolidated financial results for the fiscal year ended March 31, 2015 <Under Japanese GAAP>

Head office:    1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan

Stock exchange listings:    Tokyo Stock Exchange, Nagoya Stock Exchange, New York Stock Exchange

URL:    http://www.smfg.co.jp/english/

President:    Koichi Miyata

Date of ordinary general meeting of shareholders:    June 26, 2015    Date of payment of year-end dividends:    June 26, 2015

Annual securities report (Yukashoken hokokusho) issuing date:    June 26, 2015

Investors meeting presentation for financial results:    Scheduled

(Note) Amounts less than one million yen have been omitted.

1. Consolidated financial results (for the fiscal year ended March 31, 2015)

(1) Operating results	(Millions of yen, except per share data and percentages)

	Ordinary income		Ordinary profit		Net income
Fiscal year ended March 31, 2015	¥4,851,202	4.5%	¥1,321,156	(7.8)%	¥753,610	(9.8)%
Fiscal year ended March 31, 2014	4,641,880	7.3	1,432,332	33.4	835,357	5.2

Notes:	1.	Comprehensive income:
		(a) for the fiscal year ended March 31, 2015: ¥ 2,063,510 million [58.3%]
		(b) for the fiscal year ended March 31, 2014: ¥ 1,303,295 million [(10.6) %]
	2.	Percentages shown in ordinary income, ordinary profit, net income and comprehensive income are the increase (decrease) from the previous fiscal year.

	Net income per share	Net income per share (diluted)	Return on net assets	Ordinary profit on total assets	Ordinary profit on ordinary income
Fiscal year ended March 31, 2015	¥551.18	¥550.85	9.2%	0.8%	27.2%
Fiscal year ended March 31, 2014	611.45	611.14	12.3	0.9	30.9

Note:	Equity in earnings of affiliates:
(a) for the fiscal year ended March 31, 2015: ¥ (10,600) million (b) for the fiscal year ended March 31, 2014: ¥ 10,241 million

(2) Financial position	(Millions of yen, except per share data and percentages)

	Total assets	Net assets	Net assets ratio	Net assets per share
As of March 31, 2015	¥183,442,585	¥10,696,271	4.9%	¥6,598.87
As of March 31, 2014	161,534,387	9,005,019	4.5	5,323.87

Notes:	1.	Stockholders’ equity:
		(a) as of March 31, 2015: ¥ 9,022,249 million (b) as of March 31, 2014: ¥ 7,279,186 million
	2.	Net assets ratio = {(Net assets – Stock acquisition rights – Minority interests) / Total assets} X 100

(3) Cash flows	(Millions of yen)

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at year-end
Fiscal year ended March 31, 2015	¥8,240,226	¥(1,457,188)	¥(302,589)	¥33,598,680
Fiscal year ended March 31, 2014	8,303,752	14,520,523	(1,038,814)	26,993,164

2. Dividends on common stock	(Millions of yen, except per share data and percentages)

	Cash dividends per share					Total dividends (annual)	Dividend payout ratio	Ratio of dividends to net assets
	1st quarter	2nd quarter	3rd quarter	4th quarter	Annual
Fiscal year ended March 31, 2014	¥—	¥ 55	¥—	¥ 65	¥ 120	¥ 169,213	20.3%	2.5%
ended March 31, 2015	—	60	—	80	140	197,408	26.2	2.4
ending March 31, 2016 (forecast)	—	75	—	75	150		27.8

Notes:	1.	Dividend payout ratio = (Total dividends on common stock / Net income) X 100
	2.	Ratio of dividends to net assets = Total dividends on common stock / {(Beginning balance of Stockholders’ equity + Ending balance of Stockholders’ equity) / 2} X 100

3. Earnings forecast on a consolidated basis (for the fiscal year ending March 31, 2016)

(Millions of yen)

	Ordinary profit	Profit attributable to owners of parent
Fiscal year ending March 31, 2016	¥ 1,240,000 (6.1)%	¥ 760,000 0.8%

[Notes]

(1) There were no changes in material consolidated subsidiaries in the fiscal year.

(2) Changes in accounting policies, changes in accounting estimates and restatements

(a)	Changes in accounting policies due to application of new or revised accounting standards	:	Yes
(b)	Changes in accounting policies due to reasons other than above (a)	:	Yes
(c)	Changes in accounting estimates	:	No
(d)	Restatements	:	No

Note: The details are reported in “Changes in accounting policies due to application of new or revised accounting standards” (page 20).

(3) Number of common stock issued

	As of March 31, 2015	As of March 31, 2014
(a) Number of shares issued (including treasury stocks)	1,414,055,625 shares	1,414,055,625 shares
(b) Number of treasury stocks	46,814,201 shares	46,781,669 shares

	Fiscal year ended March 31, 2015	Fiscal year ended March 31, 2014
(c) Average number of shares issued in the year	1,367,258,173 shares	1,366,186,019 shares

Note: Number of shares used in calculating “Net income per share” (on a consolidated basis) is reported on page 30.

[Reference] Summary of financial information on a non-consolidated basis

Non-consolidated financial results (for the fiscal year ended March 31, 2015)

(1) Operating results	(Millions of yen, except per share data and percentages)

	Operating income		Operating profit		Ordinary profit		Net income
Fiscal year ended March 31, 2015	¥527,391	139.4%	¥493,651	153.1%	¥485,974	157.1%	¥485,970	157.1%
ended March 31, 2014	220,309	22.7	195,052	25.7	189,021	27.7	189,018	27.7

	Net income per share		Net income per share (diluted)
Fiscal year ended March 31, 2015	¥ 344.64		¥ 344.44
ended March 31, 2014	134.04		133.98

Note: Percentages shown in operating income, operating profit, ordinary profit and net income are the increase (decrease) from the previous fiscal year.

(2) Financial position	(Millions of yen, except per share data and percentages)

	Total assets	Net assets	Net assets ratio	Net assets per share
As of March 31, 2015	¥ 6,843,998	¥ 4,963,782	72.5%	¥ 3,518.78
As of March 31, 2014	6,279,799	4,653,766	74.1	3,299.16

Note: Stockholders’ equity

(a) as of March 31, 2015: ¥ 4,961,697 million    (b) as of March 31, 2014: ¥ 4,652,131 million

[Note on audit procedures]

This report is out of the scope of the audit procedures which is required by “Financial Instruments and Exchange Act.” Therefore, the audit procedures of consolidated financial statements and non-consolidated financial statements have not been completed as of the disclosure of this earnings report.

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of Sumitomo Mitsui Financial Group, Inc. (“SMFG”) and its management with respect to SMFG’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of SMFG’s securities portfolio; SMFG’s ability to successfully implement its business strategy through its subsidiaries, affiliates and alliance partners; exposure to new risks as SMFG expands the scope of its business; and incurrence of significant credit-related costs. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. SMFG undertakes no obligation to update or revise any forward-looking statements. Please refer to SMFG’s most recent disclosure documents such as its annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as its earnings press releases, for a more detailed description of the risks and uncertainties that may affect its financial conditions, its operating results, and investors’ decisions.

Sumitomo Mitsui Financial Group, Inc.

* Appendix: Financial results for the fiscal year ended March 31, 2015 supplementary information

Sumitomo Mitsui Financial Group, Inc.

I. Operating and financial review

1. Consolidated operating results for the fiscal year ended March 31, 2015 (fiscal 2014)

(1)	Operating results

In fiscal 2014, the first year of the medium-term management plan for the three years from fiscal 2014 to 2016, SMFG implemented various initiatives, including developing and evolving client-centric business models for main domestic and international businesses and building a platform for realizing Asia-centric operations.

In fiscal 2014, gross profit increased by ¥82.2 billion year-on-year to ¥2,980.4 billion. This was mainly due to Sumitomo Mitsui Banking Corporation (“SMBC”) recording an ¥76.1 billion increase in gross profit by appropriately capturing market movements in treasury operations and other means.

General and administrative expenses increased by ¥89.4 billion year-on-year to ¥1,659.3 billion, mainly due to SMBC strengthening its overseas businesses, and SMBC Nikko Securities, Inc., Sumitomo Mitsui Card Company, Limited and other subsidiaries implementing measures to enhance top-line growth.

Total credit cost increased by ¥56.9 billion year-on-year to ¥7.8 billion. This was mainly due to a decrease in gains on reversal of reserve for possible losses recognized by SMBC.

As a result, ordinary profit decreased by ¥111.2 billion year-on-year to ¥1,321.2 billion and net income decreased by ¥81.7 billion year-on-year to ¥753.6 billion.

Consolidated			(Billions of yen)

	Fiscal year ended March 31, 2015	Change from the fiscal year ended March 31, 2014	Fiscal year ended March 31, 2014 (reference)
Net business profit	¥1,310.5	¥(28.1)	¥1,338.5
Gross profit	2,980.4	82.2	2,898.2
General and administrative expenses	(1,659.3)	(89.4)	(1,569.9)
Total credit cost	(7.8)	(56.9)	49.1
Ordinary profit	1,321.2	(111.2)	1,432.3
Net income	753.6	(81.7)	835.4

SMBC, non-consolidated
Banking profit *	¥ 843.1	¥ 30.6	¥ 812.4
Gross banking profit	1,634.3	76.1	1,558.1
Expenses (excluding non-recurring losses)	(791.2)	(45.5)	(745.7)
Total credit cost	80.1	(43.8)	123.9
Ordinary profit	956.0	3.5	952.5
Net income	643.0	37.7	605.3

* Banking profit (before provision for general reserve for possible loan losses)

(2)	Earnings forecast for the fiscal year ending March 31, 2016 (fiscal 2015)

For the fiscal year ending March 31, 2016, we will undertake group-wide initiatives to achieve our goals set forth in the medium-term management plan under the principles of (i) accelerate key initiatives and move reforms forward vigorously; and (ii) anticipate changes and be proactive, and create business opportunities.

As for earnings forecast on a consolidated basis, ordinary income and profit attributable to owners of parent are expected to amount to ¥1,240 billion and ¥760 billion, respectively.

2. Consolidated financial position as of March 31, 2015

(1)	Assets and liabilities

Total assets as of March 31, 2015 were ¥183,442.6 billion, a year-on-year increase of ¥21,908.2 billion.

As for major account balances, loans and bills discounted increased by ¥4,840.6 billion to ¥73,068.2 billion year-on-year, while securities were ¥29,633.7 billion, a year-on-year increase of ¥2,480.9 billion. Deposits increased by ¥6,716.0 billion to ¥101,047.9 billion year-on-year.

Sumitomo Mitsui Financial Group, Inc.

(2)	Net assets

Net assets were ¥10,696.3 billion, a year-on-year increase of ¥1,691.3 billion. Stockholders’ equity within net assets was ¥7,018.4 billion, a year-on-year increase of ¥617.2 billion due mainly to the contribution of net income and the payment of cash dividends.

(3)	Cash flows

SMFG generated ¥8,240.2 billion in cash flows from operating activities, a year-on-year decrease in cash flows of ¥63.5 billion, and used ¥1,457.2 billion in cash flows from investing activities including subordinated borrowings a year-on-year decrease in cash flows of ¥15,977.7 billion, and used ¥302.6 billion in cash flows from financing activities, a year-on-year increase in cash flows of ¥736.2 billion.

Consequently, cash and cash equivalents amounted to ¥33,598.7 billion, a year-on-year increase of ¥6,605.5 billion.

(4)	Capital ratio (BIS guidelines, preliminary)

Total capital ratio was 16.58% on a consolidated basis, Tier 1 capital ratio was 12.89% on a consolidated basis, and Common equity Tier 1 capital ratio was 11.30% on a consolidated basis.

3. Dividend policy and dividends for fiscal 2014 and 2015

SMFG aims the sustainable growth of shareholder value, by achieving higher profitability and growth through growth investments with the focus on efficiency of our capital, while enhancing retained earnings to maintain financial soundness.

We also intend to enhance shareholder return by implementing measures such as raising the dividend per share in a stable manner, taking into account the trend in economic environment and developments in financial regulations.

In line with this policy, SMFG has decided to pay the following dividends on common stock in view of the fiscal 2014 operating results.

Common stock:

Year-end dividends	¥ 80 per share

Annual (including interim dividend)	¥ 140	(ordinary dividend increased ¥20 per share as fiscal 2013)

SMFG intends to pay the following dividends for fiscal 2015 based on the fiscal 2014 earnings forecast, level of dividend payout ratio and policy of maintaining stable dividend payment.

Common stock	¥ 150 per share	(increase ¥10 per share as fiscal 2014)

[interim dividends]	[¥ 75]

4. Risk factors

Principal risk factors that could materially affect SMFG and SMFG Group’s operating results and financial position are as follows. SMFG takes necessary measures to prevent/mitigate the risk of the following events from occurring, and responds quickly and appropriately when such events do occur.

—	Risk of economic and financial environment deteriorating
—	Risk of SMFG Group’s strategy failing
—	Risk of joint venture, alliance, investment, merger and acquisition failing
—	Risk of overseas expansion failing
—	Risk of non-performing loans and credit costs increasing
—	Risks associated with equity portfolio
—	Risks associated with trading business and investment activities
—	Risks associated with foreign exchange trading
—	Risk of capital ratio declining
—	Risks resulting from natural disasters
—	Risks associated with transactions with counterparties in Iran and other countries designated by the U.S. Department of State as state sponsors of terrorism
—	Risks related to changes in laws, regulations, regimes, and other regulatory matters

      Note: The above risk factors are as of May 13, 2015

Sumitomo Mitsui Financial Group, Inc.

II. Overview of SMFG group

SMFG group primarily conducts commercial banking through the following financial services: leasing, securities, consumer finance, system development and data processing. SMFG has 317 consolidated subsidiaries and 50 equity method affiliates.

* Consolidated subsidiary        ** Equity method affiliate

Principal subsidiaries and affiliated companies
Domestic
		*	Sumitomo Mitsui Banking Corporation (“SMBC”)
		*	THE MINATO BANK, LTD.
(Listed on the First Section of Tokyo Stock Exchange)
		*	Kansai Urban Banking Corporation
(Listed on the First Section of Tokyo Stock Exchange)
		*	SMBC Trust Bank Ltd. (Trust banking)
	Commercial	*	SMBC Guarantee Co., Ltd. (Credit guarantee)
	banking	**	The Japan Net Bank, Limited (Internet banking)
Overseas
		*	Sumitomo Mitsui Banking Corporation Europe Limited
		*	Sumitomo Mitsui Banking Corporation (China) Limited
		*	Manufacturers Bank
		*	Sumitomo Mitsui Banking Corporation of Canada
		*	Banco Sumitomo Mitsui Brasileiro S.A.
		*	JSC Sumitomo Mitsui Rus Bank
		*	PT Bank Sumitomo Mitsui Indonesia
		*	Sumitomo Mitsui Banking Corporation Malaysia Berhad
		**	PT Bank Tabungan Pensiunan Nasional Tbk
		**	The Bank of East Asia, Limited
		**	Vietnam Export Import Commercial Joint Stock Bank

Principal subsidiaries and affiliated companies
Domestic
		*	Sumitomo Mitsui Finance and Leasing Company, Limited
	Leasing	**	Sumitomo Mitsui Auto Service Company, Limited
Overseas
		*	SMBC Leasing and Finance, Inc.
		*	SMBC Aviation Capital Limited

Principal subsidiaries
Sumitomo Mitsui Financial Group, Inc.		Domestic
		*	SMBC Nikko Securities Inc.
		*	SMBC Friend Securities Co., Ltd.
	Securities	Overseas
		*	SMBC Nikko Securities America, Inc.
		*	SMBC Nikko Capital Markets Limited

Principal subsidiaries and affiliated companies
Domestic
		*	Sumitomo Mitsui Card Company, Limited (Credit card)
	Consumer	*	Cedyna Financial Corporation (Credit card and consumer credit)
	finance	*	SMBC Consumer Finance Co., Ltd. (Consumer lending)
		*	SAKURA CARD CO., LTD. (Credit card)
		*	SMM Auto Finance, Inc. (Automobile sales financing)
		*	SMBC Finance Service Co., Ltd. (Collecting agent and factoring)
		**	POCKET CARD CO., LTD. (Credit card) (Listed on the First Section of Tokyo Stock Exchange)

Principal subsidiaries and affiliated companies
Domestic
		*	The Japan Research Institute, Limited
(System development, data processing, management consulting and economic research)
		*	SAKURA KCS Corporation (System engineering and data processing)
(Listed on the Second Section of Tokyo Stock Exchange)
		*	Financial Link Co., Ltd. (Data processing service and consulting)
		*	SMBC Venture Capital Co., Ltd. (Venture capital)
		*	SMBC Consulting Co., Ltd. (Management consulting and information services)
		*	Japan Pension Navigator Co., Ltd. (Operational management of defined contribution pension plans)
	Other	**	JSOL Corporation (System development and data processing)
	business	**	Sakura Information Systems Co., Ltd. (System engineering and data processing)
		**	Daiwa SB Investments Ltd. (Investment advisory and investment trust management)
		**	Sumitomo Mitsui Asset Management Company, Limited
(Investment advisory and investment trust management)
Overseas
		*	SMBC Capital Markets, Inc. (Derivatives)

Sumitomo Mitsui Financial Group, Inc.

III. Management policy

1. Our basic policy

We aim to be a global financial group that, by earning the highest trust of our customers, leads the growth of Japan and the Asian region. Our mission is as follows:

-	We grow and prosper together with our customers, by providing services of greater value to them.
-	We aim to maximize our shareholders’ value through the continuous growth of our business.
-	We create a work environment that encourages and rewards diligent and highly-motivated employees.

2. Targeted management indices

The SMFG group launched a medium-term management plan for the three years from fiscal 2014 to 2016 in May 2014. We have five financial targets for fiscal 2016 as shown below. We will focus on the growth of our top-line profit, while securing the four profitability and soundness target ratios at the current level which are already quite high. To this end, we will invest our resources and take risks in areas necessary for our growth.

Financial targets for FY2016 (SMFG consolidated basis)

Growth	Growth rate of Consolidated gross profit	Around +15% *[1]
Profitability	Consolidated ROE	Around 10%
	Consolidated net income RORA	Around 1%
	Consolidated overhead ratio	In the mid 50%
Financial soundness	Common Equity Tier 1 Capital Ratio *[2]	Around 10%

*1 FY2016 targeted consolidated gross profit in comparison with FY2013 figure.

*2 Basel III fully-loaded basis (based on the definition as of March 31, 2019)

3. Medium- to long-term management strategy

Our vision for the next decade as set forth in the medium-term management plan announced in May 2014 is as follows in view of the changing business environment.

-	We will become a global financial group that, by earning the highest trust of our customers, leads the growth of Japan and the Asian region.

Specifically, we aim to achieve the following three points during the next decade.

➢	We will become a truly Asia-centric institution.
➢	We will develop the best-in-class earnings base in Japan.
➢	We will realize true globalization and continue to evolve our business model.

We also set the following four management goals of the three-year medium-term management plan as the first step toward realizing our vision.

-	Develop and evolve client-centric business models for main domestic and international businesses
-	Build a platform for realizing Asia-centric operations and capture growth opportunities
-	Realize sustainable growth of top-line profit while maintaining soundness and profitability
-	Upgrade corporate infrastructure to support next stage of growth

Sumitomo Mitsui Financial Group, Inc.

4. Issues to be addressed

Our basic policy for fiscal 2015, the second year of the medium-term management plan, is as follows: “accelerate key initiatives in accordance with management goals, produce results, and move reforms forward vigorously” and “anticipate changes and be proactive, make a difference with SMFG/SMBC’s on-the-ground capabilities, and create business opportunities.” We plan to implement the following initiatives.

(1) Develop and evolve client-centric business models for main domestic and international businesses

We will swiftly implement new business models that are even-more client-centric in order to create a stronger franchise, both domestic and international, thereby enhancing our capability to address our clients’ needs that are becoming more diverse and sophisticated.

For our large corporate clients, we will continue to strengthen the collaboration between SMBC and SMBC Nikko Securities Inc. and accelerate the integration of the business activities of domestic and international offices for a more seamless operation in an aim to offer higher quality services to a wider range of clients.

or medium and small-sized corporate clients, we aim to enhance our capability to meet the financial needs of each individual company by further developing talented professionals to reinforce our on-the-ground capabilities. Moreover, our “Japan growth strategy cross-functional team” will take the initiative in our pursuit to proactively contribute to the growth of the Japanese economy through providing financial services by leveraging our group’s extensive knowledge and information on agriculture, healthcare, energy, infrastructure and other growth industries. As for business owners, we strive to provide added value by comprehensively addressing their needs, both as a corporate manager and as an individual, through one-stop-services.

For individual clients, we aim to meet their increasingly diverse needs for asset management by further promoting the collaboration between SMBC and SMBC Nikko Securities Inc. We will also leverage the strength of the retail banking business of Citibank Japan Ltd., to be acquired by SMBC Trust Bank Ltd. in November 2015 subject to regulatory approvals, to reinforce our capability to meet the needs of affluent individuals. Further, we aim to enhance our presence and services targeting mass-affluent clients, with SMBC disseminating information through product and service advertisements and social networking services, and enhancing services for smartphones. In the consumer finance business, we will further strengthen the collaboration between SMBC and SMBC Consumer Finance Co., Ltd. and develop the business on a group basis.

For globally operating non-Japanese corporate clients, we aim to promote cross-selling by enhancing our capability to provide products and services and by strengthening relationships with clients through measures such as promoting locally-hired officers.

In addition to the above, for institutional investors, we will continue to build and strengthen the group-wide framework for originating and distributing financial products. As for information and communication technology (ICT) and transaction banking business, we continue to recognize them as important underpinnings for our businesses, and we aim to offer new leading-edge services through the application of internal and external resources, including alliances with leading ICT players.

(2) Build a platform for realizing Asia-centric operations and capture growth opportunities

We will continue to steadily create a business platform in Asia, with the enhancement of our Asia business as the principal strategy for the whole group, and prioritize the allocation of resources, including human resources and infrastructure, to Asia. Specifically, we plan to strengthen our capability to provide comprehensive services by centralizing and reinforcing the functions related to sales of transaction banking products and solution-providing within Asia. We remain on track to accelerate our “multi-franchise strategy” and increase our group’s presence in Asia, as highlighted by our ongoing collaboration with PT Bank Tabungan Pensiunan Nasional Tbk.

(3) Realize sustainable growth of top-line profit while maintaining soundness and profitability

Underpinned by our stable financial base, we aim to realize the sustainable growth of our consolidated gross profit by continuing to develop and evolve our business models and allocate resources in growth fields, while continuing to focus on maintaining financial soundness and high profitability.

(4) Upgrade corporate infrastructure to support the next stage of growth

Our business is expanding globally, and we intend to further reinforce our management platform to support our business growth, such as strengthening corporate governance, upgrading our risk management system, upgrading our system for complying with domestic and international laws and regulations, and promoting diversity.

In particular, Japan is moving quickly to strengthen and improve corporate governance, as demonstrated by the expected implementation of the Corporate Governance Code by the Tokyo Stock Exchange, which is based on the previously-released Final Proposal of Japan’s Corporate Governance Code. Listed companies are expected to begin complying with the code in June 2015. At SMFG, through initiatives including formulating a guideline on corporate governance, we will further strengthen and improve the structure for transparent, fair, timely and decisive decision-making, with due attention to the needs and perspectives of stakeholders, including shareholders, customers, personnel (including directors, corporate auditors, and employees) and local communities, and improve SMFG’s corporate value over the medium to long term.

We aim to show steady results regarding these initiatives, and further increase the value for our clients and shareholders, financial markets, and society.

IV. Basic approach to the selection of accounting standards

SMFG is a banking holding company which is required to prepare consolidated financial statements in conformity with Japanese GAAP under the applicable laws. SMFG therefore selects Japanese GAAP as our accounting standards.

Since American depository receipts (ADRs) of SMFG are listed on the New York Stock Exchange, consolidated financial statements are separately prepared in accordance with International Financial Reporting Standards (IFRS).

Sumitomo Mitsui Financial Group, Inc.

V. Consolidated financial statements

1. Consolidated balance sheets

	Millions of yen
March 31,	2014	2015
Assets:
Cash and due from banks	¥32,991,113	¥39,748,979
Call loans and bills bought	1,248,235	1,326,965
Receivables under resale agreements	522,860	746,431
Receivables under securities borrowing transactions	3,780,260	6,477,063
Monetary claims bought	3,552,658	4,286,592
Trading assets	6,957,419	7,483,681
Money held in trust	23,120	7,087
Securities	27,152,781	29,633,667
Loans and bills discounted	68,227,688	73,068,240
Foreign exchanges	1,790,406	1,907,667
Lease receivables and investment assets	1,827,251	1,909,143
Other assets	4,181,512	6,156,091
Tangible fixed assets	2,346,788	2,770,853
Assets for rent	1,436,703	1,790,787
Buildings	302,220	313,381
Land	445,043	469,167
Lease assets	8,529	8,368
Construction in progress	55,920	76,413
Other tangible fixed assets	98,369	112,735
Intangible fixed assets	819,895	819,560
Software	328,251	359,216
Goodwill	377,145	351,966
Lease assets	80	307
Other intangible fixed assets	114,418	108,070
Net defined benefit asset	119,932	376,255
Deferred tax assets	173,180	127,841
Customers’ liabilities for acceptances and guarantees	6,566,818	7,267,713
Reserve for possible loan losses	(747,536)	(671,248)

Total assets	¥161,534,387	¥183,442,585

Sumitomo Mitsui Financial Group, Inc.

(continued)

	Millions of yen
March 31,	2014	2015
Liabilities:
Deposits	¥94,331,925	¥101,047,918
Negotiable certificates of deposit	13,713,539	13,825,898
Call money and bills sold	4,112,428	5,873,123
Payables under repurchase agreements	1,710,101	991,860
Payables under securities lending transactions	5,330,974	7,833,219
Commercial paper	2,374,051	3,351,459
Trading liabilities	4,779,969	5,664,688
Borrowed money	7,020,841	9,778,095
Foreign exchanges	451,658	1,110,822
Short-term bonds	1,145,200	1,370,800
Bonds	5,090,894	6,222,918
Due to trust account	699,329	718,133
Other liabilities	4,712,069	6,728,951
Reserve for employee bonuses	69,419	73,359
Reserve for executive bonuses	4,921	3,344
Net defined benefit liability	45,385	38,096
Reserve for executive retirement benefits	2,004	2,128
Reserve for point service program	20,355	19,050
Reserve for reimbursement of deposits	14,858	20,870
Reserve for losses on interest repayment	190,182	166,793
Reserves under the special laws	771	1,124
Deferred tax liabilities	103,390	601,393
Deferred tax liabilities for land revaluation	38,276	34,550
Acceptances and guarantees	6,566,818	7,267,713

Total liabilities	152,529,368	172,746,314

Net assets:
Capital stock	2,337,895	2,337,895
Capital surplus	758,349	757,329
Retained earnings	3,480,085	4,098,425
Treasury stock	(175,115)	(175,261)

Total stockholders’ equity	6,401,215	7,018,389

Net unrealized gains (losses) on other securities	949,508	1,791,049
Net deferred gains (losses) on hedges	(60,946)	(30,180)
Land revaluation excess	35,749	39,014
Foreign currency translation adjustments	27,239	156,309
Remeasurements of defined benefit plans	(73,579)	47,667

Total accumulated other comprehensive income	877,971	2,003,859

Stock acquisition rights	1,791	2,284
Minority interests	1,724,041	1,671,738

Total net assets	9,005,019	10,696,271

Total liabilities and net assets	¥161,534,387	¥183,442,585

Sumitomo Mitsui Financial Group, Inc.

2. Consolidated statements of income and consolidated statements of comprehensive income

(Consolidated statements of income)

	Millions of yen
Year ended March 31,	2014	2015
Ordinary income	¥4,641,880	¥4,851,202
Interest income	1,805,015	1,891,932
Interest on loans and discounts	1,249,216	1,312,629
Interest and dividends on securities	343,905	336,345
Interest on call loans and bills bought	18,351	19,599
Interest on receivables under resale agreements	7,749	9,640
Interest on receivables under securities borrowing transactions	7,293	7,826
Interest on deposits with banks	38,162	43,147
Interest on lease transactions	60,545	62,097
Other interest income	79,790	100,645
Trust fees	2,472	2,890
Fees and commissions	1,112,429	1,126,285
Trading income	211,881	252,976
Other operating income	1,203,500	1,359,109
Lease-related income	149,916	189,261
Installment-related income	648,130	692,151
Other	405,453	477,695
Other income	306,579	218,008
Gains on reversal of reserve for possible loan losses	136,212	61,158
Recoveries of written-off claims	9,657	15,979
Other	160,709	140,870
Ordinary expenses	3,209,548	3,530,046
Interest expenses	320,846	386,753
Interest on deposits	105,111	126,371
Interest on negotiable certificates of deposit	39,035	43,904
Interest on call money and bills sold	3,503	4,201
Interest on payables under repurchase agreements	4,106	4,921
Interest on payables under securities lending transactions	3,494	5,036
Interest on commercial paper	6,606	8,047
Interest on borrowed money	34,804	34,814
Interest on short-term bonds	1,240	1,393
Interest on bonds	91,182	110,461
Other interest expenses	31,761	47,602
Fees and commissions payments	127,840	129,609
Trading losses	—	57,856
Other operating expenses	988,380	1,078,570
Lease-related expenses	68,747	89,310
Installment-related expenses	608,349	650,913
Other	311,283	338,346
General and administrative expenses	1,569,945	1,659,341
Other expenses	202,536	217,914

Ordinary profit	1,432,332	1,321,156

Sumitomo Mitsui Financial Group, Inc.

(continued)

	Millions of yen
Year ended March 31,	2014	2015
Extraordinary gains	¥5,228	¥538
Gains on disposal of fixed assets	2,632	538
Gains on negative goodwill	1,031	—
Other extraordinary gains	1,564	—
Extraordinary losses	14,866	12,316
Losses on disposal of fixed assets	11,227	6,853
Losses on impairment of fixed assets	3,348	5,109
Provision for reserve for eventual future operating losses from financial instruments transactions	289	353

Income before income taxes and minority interests	1,422,694	1,309,377

Income taxes-current	290,186	325,341
Income taxes-deferred	168,618	116,020

Income taxes	458,805	441,362

Income before minority interests	963,889	868,015

Minority interests in net income	128,532	114,405

Net income	¥835,357	¥753,610

(Consolidated statements of comprehensive income)

	Millions of yen
Year ended March 31,	2014	2015
Income before minority interests	¥ 963,889	¥ 868,015
Other comprehensive income	339,405	1,195,494
Net unrealized gains (losses) on other securities	201,566	864,496
Net deferred gains (losses) on hedges	(27,473)	29,458
Land revaluation excess	18	3,604
Foreign currency translation adjustments	170,062	175,840
Remeasurements of defined benefit plans	—	122,552
Share of other comprehensive income of affiliates	(4,768)	(458)

Total comprehensive income	1,303,295	2,063,510

Comprehensive income attributable to owners of parent	1,125,735	1,879,838
Comprehensive income attributable to minority interests	177,559	183,672

Sumitomo Mitsui Financial Group, Inc.

3. Consolidated statements of changes in net assets

	Millions of yen
	Stockholders’ equity
Year ended March 31, 2014	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance at the beginning of the fiscal year	¥ 2,337,895	¥ 758,630	¥ 2,811,474	¥ (227,373)	¥ 5,680,627
Adjustment due to changes in accounting policies as a result of revisions to accounting standards			(168)		(168)
Changes in the fiscal year
Cash dividends			(169,973)		(169,973)
Net income			835,357		835,357
Purchase of treasury stock				(500)	(500)
Disposal of treasury stock		(281)		52,759	52,477
Increase due to increase in subsidiaries			6		6
Increase due to decrease in subsidiaries			4		4
Decrease due to increase in subsidiaries			(5)		(5)
Decrease due to decrease in subsidiaries			(7)		(7)
Reversal of land revaluation excess			3,398		3,398
Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	—	(281)	668,779	52,258	720,755

Balance at the end of the fiscal year	¥ 2,337,895	¥ 758,349	¥ 3,480,085	¥(175,115)	¥ 6,401,215

	Millions of yen
	Accumulated other comprehensive income
Year ended March 31, 2014	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Remeasurements of defined benefit plans	Total
Balance at the beginning of the fiscal year	¥ 755,753	¥ (32,863)	¥ 39,129	¥ (97,448)	¥ —	¥ 664,570
Adjustment due to changes in accounting policies as a result of revisions to accounting standards
Changes in the fiscal year
Cash dividends
Net income
Purchase of treasury stock
Disposal of treasury stock
Increase due to increase in subsidiaries
Increase due to decrease in subsidiaries
Decrease due to increase in subsidiaries
Decrease due to decrease in subsidiaries
Reversal of land revaluation excess
Net changes in items other than stockholders’ equity in the fiscal year	193,754	(28,082)	(3,380)	124,687	(73,579)	213,400

Net changes in the fiscal year	193,754	(28,082)	(3,380)	124,687	(73,579)	213,400

Balance at the end of the fiscal year	¥ 949,508	¥ (60,946)	¥ 35,749	¥ 27,239	¥ (73,579)	¥ 877,971

Sumitomo Mitsui Financial Group, Inc.

(Continued)

	Millions of yen
Year ended March 31, 2014	Stock acquisition rights	Minority interests	Total net assets
Balance at the beginning of the fiscal year	¥1,260	¥2,096,760	¥8,443,218
Adjustment due to changes in accounting policies as a result of revisions to accounting standards		802	634
Changes in the fiscal year
Cash dividends			(169,973)
Net income			835,357
Purchase of treasury stock			(500)
Disposal of treasury stock			52,477
Increase due to increase in subsidiaries			6
Increase due to decrease in subsidiaries			4
Decrease due to increase in subsidiaries			(5)
Decrease due to decrease in subsidiaries			(7)
Reversal of land revaluation excess			3,398
Net changes in items other than stockholders’ equity in the fiscal year	531	(373,521)	(159,589)

Net changes in the fiscal year	531	(373,521)	561,166

Balance at the end of the fiscal year	¥1,791	¥1,724,041	¥9,005,019

	Millions of yen
	Stockholders’ equity
Year ended March 31, 2015	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance at the beginning of the fiscal year	¥ 2,337,895	¥ 758,349	¥ 3,480,085	¥ (175,115)	¥ 6,401,215
Cumulative effects of changes in accounting policies			35,459		35,459
Restated balance	2,337,895	758,349	3,515,544	(175,115)	6,436,674
Changes in the fiscal year
Cash dividends			(170,908)		(170,908)
Net income			753,610		753,610
Purchase of treasury stock				(161)	(161)
Disposal of treasury stock		2		15	17
Changes in shareholders’ interest due to transaction with minority interests		(1,021)			(1,021)
Increase due to increase in subsidiaries			38		38
Increase due to decrease in subsidiaries			5		5
Decrease due to increase in subsidiaries			(165)		(165)
Decrease due to decrease in subsidiaries			(20)		(20)
Reversal of land revaluation excess			321		321
Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	—	(1,019)	582,880	(146)	581,715

Balance at the end of the fiscal year	¥ 2,337,895	¥ 757,329	¥ 4,098,425	¥ (175,261)	¥ 7,018,389

Sumitomo Mitsui Financial Group, Inc.

(Continued)

	Millions of yen
	Accumulated other comprehensive income
Year ended March 31, 2015	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Remeasurements of defined benefit plans	Total
Balance at the beginning of the fiscal year	¥949,508	¥(60,946)	¥35,749	¥27,239	¥(73,579)	¥877,971
Cumulative effects of changes in accounting policies
Restated balance	949,508	(60,946)	35,749	27,239	(73,579)	877,971
Changes in the fiscal year
Cash dividends
Net income
Purchase of treasury stock
Disposal of treasury stock
Changes in shareholders’ interest due to transaction with minority interests
Increase due to increase in subsidiaries
Increase due to decrease in subsidiaries
Decrease due to increase in subsidiaries
Decrease due to decrease in subsidiaries
Reversal of land revaluation excess
Net changes in items other than stockholders’ equity in the fiscal year	841,541	30,766	3,265	129,070	121,246	1,125,888

Net changes in the fiscal year	841,541	30,766	3,265	129,070	121,246	1,125,888

Balance at the end of the fiscal year	¥1,791,049	¥(30,180)	¥39,014	¥156,309	¥47,667	¥2,003,859

	Millions of yen
Year ended March 31, 2015	Stock acquisition rights	Minority interests	Total net assets
Balance at the beginning of the fiscal year	¥1,791	¥1,724,041	¥9,005,019
Cumulative effects of changes in accounting policies		(431)	35,027
Restated balance	1,791	1,723,610	9,040,047
Changes in the fiscal year
Cash dividends			(170,908)
Net income			753,610
Purchase of treasury stock			(161)
Disposal of treasury stock			17
Changes in shareholders’ interest due to transaction with minority interests			(1,021)
Increase due to increase in subsidiaries			38
Increase due to decrease in subsidiaries			5
Decrease due to increase in subsidiaries			(165)
Decrease due to decrease in subsidiaries			(20)
Reversal of land revaluation excess			321
Net changes in items other than stockholders’ equity in the fiscal year	492	(51,872)	1,074,509

Net changes in the fiscal year	492	(51,872)	1,656,224

Balance at the end of the fiscal year	¥2,284	¥1,671,738	¥10,696,271

Sumitomo Mitsui Financial Group, Inc.

4. Consolidated statements of cash flows

	Millions of yen
Year ended March 31,	2014	2015
Cash flows from operating activities:
Income before income taxes and minority interests	¥1,422,694	¥1,309,377
Depreciation	201,421	222,195
Losses on impairment of fixed assets	3,348	5,109
Amortization of goodwill	29,033	26,521
Gains on negative goodwill	(1,031)	—
Gains on step acquisitions	(1,564)	—
Equity in gains of affiliates	(10,241)	10,600
Net change in reserve for possible loan losses	(191,436)	(81,146)
Net change in reserve for employee bonuses	8,833	2,722
Net change in reserve for executive bonuses	848	(1,576)
Net change in net defined benefit asset and liability	(9,477)	(47,765)
Net change in reserve for executive retirement benefits	(423)	130
Net change in reserve for point service program	1,036	(1,305)
Net change in reserve for reimbursement of deposits	3,662	6,012
Net change in reserve for losses on interest repayment	(55,241)	(23,388)
Interest income	(1,805,015)	(1,891,932)
Interest expenses	320,846	386,753
Net (gains) losses on securities	(90,773)	(115,802)
Net (gains) losses from money held in trust	(69)	(0)
Net exchange (gains) losses	(436,009)	(717,621)
Net (gains) losses from disposal of fixed assets	8,595	6,315
Net change in trading assets	962,762	(423,811)
Net change in trading liabilities	(1,496,425)	797,462
Net change in loans and bills discounted	(3,514,311)	(4,500,362)
Net change in deposits	4,804,365	6,639,769
Net change in negotiable certificates of deposit	1,938,016	71,330
Net change in borrowed money (excluding subordinated borrowings)	1,841,210	2,656,388
Net change in deposits with banks	(106,782)	117,475
Net change in call loans and bills bought and others	(158,611)	(857,503)
Net change in receivables under securities borrowing transactions	(103,076)	(2,696,803)
Net change in call money and bills sold and others	728,086	922,181
Net change in commercial paper	325,572	924,066
Net change in payables under securities lending transactions	897,138	2,502,245
Net change in foreign exchanges (assets)	521,251	(105,639)
Net change in foreign exchanges (liabilities)	75,411	624,705
Net change in lease receivables and investment assets	(113,452)	(59,744)
Net change in short-term bonds (liabilities)	18,900	225,600
Issuance and redemption of bonds (excluding subordinated bonds)	648,969	1,038,047
Net change in due to trust account	53,680	18,803
Interest received	1,840,198	1,903,720
Interest paid	(324,535)	(375,300)
Other, net	466,620	87,971

Subtotal	8,704,024	8,605,805

Income taxes paid	(400,272)	(365,578)

Net cash provided by (used in) operating activities	8,303,752	8,240,226

Sumitomo Mitsui Financial Group, Inc.

(continued)

	Millions of yen
Year ended March 31,	2014	2015
Cash flows from investing activities:
Purchases of securities	(19,929,619)	(36,624,383)
Proceeds from sale of securities	26,799,071	27,845,192
Proceeds from redemption of securities	8,130,520	7,854,257
Purchases of money held in trust	(1,010)	(0)
Proceeds from sale of money held in trust	367	3,523
Purchases of tangible fixed assets	(465,147)	(578,968)
Proceeds from sale of tangible fixed assets	160,832	188,309
Purchases of intangible fixed assets	(127,664)	(145,090)
Proceeds from sale of intangible fixed assets	5	28
Purchases of stocks of subsidiaries	(825)	—
Purchases of stocks of subsidiaries resulting in change in scope of consolidation	(46,678)	(58)
Proceeds from sale of stocks of subsidiaries resulting in change in scope of consolidation	672	—

Net cash provided by (used in) investing activities	14,520,523	(1,457,188)

Cash flows from financing activities:
Proceeds from issuance of subordinated borrowings	—	40,011
Redemption of subordinated borrowings	(32,000)	(5,000)
Proceeds from issuance of subordinated bonds and bonds with stock acquisition rights	2,111	326,350
Repayment of subordinated bonds and bonds with stock acquisition rights	(349,910)	(288,158)
Dividends paid	(169,983)	(170,917)
Proceeds from contributions paid by minority stockholders	1	—
Repayment to minority stockholders	(452,868)	(124,500)
Dividends paid to minority stockholders	(96,492)	(79,752)
Purchases of treasury stock	(500)	(161)
Proceeds from disposal of treasury stock	60,666	17
Purchases of treasury stock by subsidiaries	(10)	—
Proceeds from sale of treasury stock of subsidiaries	172	—
Purchases of stocks of subsidiaries not resulting in change in scope of consolidation	—	(1,951)
Proceeds from sale of stocks of subsidiaries not resulting in change in scope of consolidation	—	1,473

Net cash provided by (used in) financing activities	(1,038,814)	(302,589)

Effect of exchange rate changes on cash and cash equivalents	5,583	177,706

Net change in cash and cash equivalents	21,791,044	6,658,153

Cash and cash equivalents at the beginning of the fiscal year	5,202,119	26,993,164
Decrease in cash and cash equivalents resulting from exclusion of subsidiaries from consolidation	—	(52,637)

Cash and cash equivalents at the end of the fiscal year	¥26,993,164	¥33,598,680

Sumitomo Mitsui Financial Group, Inc.

5. Notes to consolidated financial statements

(Note on going concern)

    Not applicable.

(Notes on significant accounting policies for preparing consolidated financial statements)

(1)	Scope of consolidation

	(a)	Consolidated subsidiaries	317 companies
		Principal companies:	Sumitomo Mitsui Banking Corporation (“SMBC”)
Sumitomo Mitsui Finance and Leasing Company, Limited (“SMFL”)
SMBC Nikko Securities Inc. (“SMBC Nikko”)
SMBC Friend Securities Co., Ltd. (“SMBC Friend”)
Sumitomo Mitsui Card Company, Limited (“SMCC”)
Cedyna Financial Corporation (“Cedyna”)
SMBC Consumer Finance Co., Ltd. (“SMBCCF”)
The Japan Research Institute, Limited
THE MINATO BANK, LTD.
Kansai Urban Banking Corporation
Sumitomo Mitsui Banking Corporation Europe Limited
Sumitomo Mitsui Banking Corporation (China) Limited
SMBC Guarantee Co., Ltd.
SMBC Capital Markets, Inc.

Changes in the consolidated subsidiaries in the fiscal year ended March 31, 2015 are as follows:

        36 companies were newly included in the scope of consolidation as a result of the establishment and for other reasons.

The Japan Net Bank, Limited was excluded from the scope of consolidation and became an affiliate accounted for by the equity method because of a decrease in the ratio of voting rights.

Other 42 companies were also excluded from the scope of consolidation because of liquidation and for other reasons.

	(b)	Unconsolidated subsidiaries
		Principal company:	SBCS Co., Ltd.

195 unconsolidated subsidiaries are operators of silent partnerships for lease transactions and their assets and profits/losses do not belong to them substantially. Therefore, they have been excluded from the scope of consolidation pursuant to Article 5, Paragraph 1 Item 2 of Ordinance on Terminology, Forms and Preparation Methods of Consolidated Financial Statements.

        Other unconsolidated subsidiaries are also excluded from the scope of consolidation because their total amounts in terms of total assets, ordinary income, net income and retained earnings are immaterial, as such, they do not hinder a rational judgment of SMFG’s financial position and results of operations when excluded from the scope of consolidation.

(2)	Application of the equity method
	(a)	Unconsolidated subsidiaries accounted for by the equity method 5 companies
		Principal company:	SBCS Co., Ltd.

	(b)	Affiliates accounted for by the equity method 45 companies
		Principal companies:	PT Bank Tabungan Pensiunan Nasional Tbk
Sumitomo Mitsui Auto Service Company, Limited
Daiwa SB Investments Ltd.

Changes in the equity method affiliates in the fiscal year ended March 31, 2015 are as follows:

        The Japan Net Bank, Limited became an equity method affiliate because of a decrease in the ratio of voting rights.

        The Bank of East Asia, Limited and other 2 companies also became equity method affiliates due to the acquisition of stocks and for other reasons.

(c)

Unconsolidated subsidiaries that are not accounted for by the equity method

195 subsidiaries that are not accounted for by the equity method are operators of silent partnerships for lease transactions and their assets and profits/losses do not belong to them substantially. Therefore, they have not been accounted for by the equity method pursuant to Article 10 Paragraph 1 Item 2 of Ordinance on Terminology, Forms and Preparation Methods of Consolidated Financial Statements.

	(d)	Affiliates that are not accounted for by the equity method
		Principal company:	Daiwa SB Investments (USA) Ltd.

Affiliates that are not accounted for by the equity method are also excluded from the scope of equity method because their total amounts in terms of net income and retained earnings are immaterial, and as such, they do not hinder a rational judgment of SMFG’s financial position and results of operations when excluded from the scope of equity method.

Sumitomo Mitsui Financial Group, Inc.

(3)	The balance sheet dates of consolidated subsidiaries
(a)	The balance sheet dates of the consolidated subsidiaries are as follows:

April 30	1	company
May 31	1	company
June 30	6	companies
October 31	3	companies
November 30	2	companies
December 31	136	companies
January 31	16	companies
February 28	3	companies
March 31	149	companies

(b)

The subsidiaries with balance sheets dated April 30, May 31, June 30 and November 30 are consolidated using the financial statements as of March 31 for the purpose of consolidation. The subsidiaries with balance sheets dated October 31 are consolidated using the financial statements as of January 31. Certain subsidiaries with balance sheets dated December 31 and January 31 are consolidated using the financial statements as of March 31. Other subsidiaries are consolidated using the financial statements as of their respective balance sheet dates.

Appropriate adjustments were made to material transactions during the periods between their respective balance sheet dates and the consolidated closing date.

(4)	Accounting policies
(a)	Standards for recognition and measurement of trading assets/liabilities and trading profits/losses

Transactions for trading purposes (seeking gains arising from short-term changes in interest rates, currency exchange rates, or market prices of securities and other market related indices or from variation among markets) are included in “Trading assets” or “Trading liabilities” on the consolidated balance sheets on a trade date basis. Profits and losses on trading-purpose transactions are recognized on a trade date basis, and recorded as “Trading income” and “Trading losses” on the consolidated statements of income.

Securities and monetary claims purchased for trading purposes are stated at the fiscal year-end market value, and financial derivatives such as swaps, futures and options are stated at amounts that would be settled if the transactions were terminated at the consolidated balance sheet date.

“Trading income” and “Trading losses” include interest received or paid during the fiscal year. The year-on-year valuation differences of securities and monetary claims are also recorded in the above-mentioned accounts. As for the derivatives, assuming that the settlement will be made in cash, the year-on-year valuation differences are also recorded in the above-mentioned accounts.

(b)	Standards for recognition and measurement of securities
(i)

Debt securities that consolidated subsidiaries have the positive intent and ability to hold to maturity are classified as held-to-maturity securities and are carried at amortized cost (straight-line method) using the moving-average method. Investments in unconsolidated subsidiaries and affiliates that are not accounted for by the equity method are carried at cost using the moving-average method. Securities other than trading purpose securities, held-to-maturity securities and investments in unconsolidated subsidiaries and affiliates are classified as “other securities” (available-for-sale securities). Stocks in other securities are carried at their average market prices during the final month of the fiscal year, and bonds and others are carried at their fiscal year-end market prices (cost of securities sold is calculated using primarily the moving-average method). Other securities which are extremely difficult to determine fair value are carried at cost using the moving-average method. Net unrealized gains (losses) on other securities, net of income taxes, are included in “Net assets,” after deducting the amount that is reflected in the fiscal year’s earnings by applying fair value hedge accounting.

(ii)	Securities included in money held in trust are carried in the same method as in (a) and (b) (i) above.

(c)	Standards for recognition and measurement of derivative transactions

Derivative transactions, excluding those classified as trading derivatives, are carried at fair value.

(d)	Depreciation
(i)	Tangible fixed assets (excluding assets for rent and lease assets)

Buildings owned by SMFG and SMBC are depreciated using the straight-line method. Others are depreciated using the declining-balance method. The estimated useful lives of major items are as follows:

Buildings:	7 to 50 years
Others:	2 to 20 years

Other consolidated subsidiaries depreciate tangible fixed assets primarily using the straight-line method over the estimated useful lives of the respective assets.

(ii)	Intangible fixed assets

Intangible fixed assets are depreciated using the straight-line method. Capitalized software for internal use owned by SMFG and its consolidated domestic subsidiaries is depreciated over its estimated useful life (basically 5 years).

(iii)	Assets for rent

Assets for rent are depreciated using the straight-line method, assuming that lease terms are, in principle, their depreciation period and the salvage is estimated disposal value when the lease period expires.

(iv)	Lease assets

Lease assets with respect to non-transfer ownership finance leases, which are recorded in “Tangible fixed assets,” are depreciated using the straight-line method, assuming that lease terms are their expected lifetime and salvage values are zero.

Sumitomo Mitsui Financial Group, Inc.

(e)	Reserve for possible loan losses

The reserve for possible loan losses of major consolidated subsidiaries is provided as detailed below in accordance with the internal standards for write-offs and provisions.

      For claims on borrowers that have entered into bankruptcy, special liquidation proceedings or similar legal proceedings (“bankrupt borrowers”) or borrowers that are not legally or formally insolvent but are regarded as substantially in the same situation (“effectively bankrupt borrowers”), a reserve is provided based on the amount of claims, after the write-off stated below, net of the expected amount of recoveries from collateral and guarantees. For claims on borrowers that are not currently bankrupt but are perceived to have a high risk of falling into bankruptcy (“potentially bankrupt borrowers”), a reserve is provided in the amount deemed necessary based on an overall solvency assessment of the claims, net of the expected amount of recoveries from collateral and guarantees.

      Discounted Cash Flows (“DCF”) method is used for claims on borrowers whose cash flows from collection of principals and interest can be rationally estimated and SMBC applies it to claims on large potentially bankrupt borrowers and claims on large borrowers requiring close monitoring that have been classified as “Past due loans (3 months or more)” or “Restructured loans,” whose total loans from SMBC exceed a certain amount. SMBC establishes a reserve for possible loan losses using the DCF method for such claims in the amount of the difference between the present value of principal and interest (calculated using the rationally estimated cash flows discounted at the initial contractual interest rate) and the book value.

      For other claims, a reserve is provided based on the historical loan-loss ratio. For claims originated in specific overseas countries, an additional reserve is provided in the amount deemed necessary based on the assessment of political and economic conditions.

      Branches and credit supervision departments assess all claims in accordance with the internal rules for self-assessment of assets, and the Credit Review Department, independent from these operating sections, audits their assessment.

      The reserve for possible loan losses of SMFG and other consolidated subsidiaries for general claims is provided in the amount deemed necessary based on the historical loan-loss ratios, and for doubtful claims in the amount deemed uncollectible based on assessment of each claim.

      For collateralized or guaranteed claims on bankrupt borrowers and effectively bankrupt borrowers, the amount exceeding the estimated value of collateral and guarantees is deemed to be uncollectible and written off against the total outstanding amount of the claims. The amount of write-off was ¥363,585 million.

(f)	Reserve for employee bonuses

The reserve for employee bonuses is provided for payment of bonuses to employees, in the amount of estimated bonuses, which are attributable to the fiscal year.

(g)	Reserve for executive bonuses

The reserve for executive bonuses is provided for payment of bonuses to executives, in the amount of estimated bonuses, which are attributable to the fiscal year.

(h)	Reserve for executive retirement benefits

The reserve for executive retirement benefits is provided for payment of retirement benefits to directors, corporate auditors and other executive officers, in the amount deemed accrued at the fiscal year-end based on our internal regulations.

(i)	Reserve for point service program

The reserve for point service program is provided for the potential future redemption of points awarded to customers under the “SMBC Point Pack,” credit card points programs, and other customer points award programs. The amount is calculated by converting the outstanding points into a monetary amount, and rationally estimating and recognizing the amount that will be redeemed in the future.

(j)	Reserve for reimbursement of deposits

The reserve for reimbursement of deposits which were derecognized as liabilities under certain conditions is provided for the possible losses on the future claims of withdrawal based on the historical reimbursements.

(k)	Reserve for losses on interest repayment

The reserve for losses on interest repayment is provided for the possible losses on future claims of repayment of interest based on historical interest repayment experience.

(l)	Reserve under the special laws

The reserve under the special laws is a reserve for contingent liabilities and provided for compensation for losses from securities related transactions or derivative transactions, pursuant to Article 46-5 of the Financial Instruments and Exchange Act.

(m)	Employee retirement benefits

In calculating the projected benefit obligation, the benefit formula basis is used to attribute the expected benefit attributable to the respective fiscal year.

      Unrecognized prior service cost is amortized on a straight-line basis, primarily over 9 years within the employees’ average remaining service period at incurrence.

      Unrecognized net actuarial gain (loss) is amortized on a straight-line basis, primarily over 9 years within the employees’ average remaining service period, commencing from the next fiscal year of incurrence.

Sumitomo Mitsui Financial Group, Inc.

(n)	Translation of foreign currency assets and liabilities

Assets and liabilities of SMFG and SMBC denominated in foreign currencies and accounts of SMBC overseas branches are translated into Japanese yen mainly at the exchange rate prevailing at the consolidated balance sheet date, with the exception of stocks of subsidiaries and affiliates translated at rates prevailing at the time of acquisition.

      Other consolidated subsidiaries’ assets and liabilities denominated in foreign currencies are translated into Japanese yen at the exchange rate prevailing at their respective balance sheet dates.

(o)	Lease transactions
(i)	Recognition of income on finance leases
Interest income is allocated to each period.
(ii)	Recognition of income on operating leases
Primarily, lease-related income is recognized on a straight-line basis over the full term of the lease, based on the contractual amount of lease fees per month.
(iii)	Recognition of income and expenses on installment sales
Primarily, installment-sales-related income and installment-sales-related expenses are recognized on a due-date basis over the full period of the installment sales.

(p)	Hedge accounting
(i)	Hedging against interest rate changes
As for the hedge accounting method applied to hedging transactions for interest rate risk arising from financial assets and liabilities, SMBC applies deferred hedge accounting.
SMBC applies deferred hedge accounting stipulated in “Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry” (JICPA Industry Audit Committee Report No. 24) to portfolio hedges on groups of large-volume, small-value monetary claims and debts.
As for the portfolio hedges to offset market fluctuation, SMBC assesses the effectiveness of such hedges by classifying the hedged items (such as deposits and loans) and the hedging instruments (such as interest rate swaps) by their maturity. As for the portfolio hedges to fix cash flows, SMBC assesses the effectiveness of such hedges by verifying the correlation between the hedged items and the hedging instruments.
As for the individual hedges, SMBC also assesses the effectiveness of such individual hedges.
(ii)	Hedging against currency fluctuations
SMBC applies deferred hedge accounting stipulated in “Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in Banking Industry” (JICPA Industry Audit Committee Report No. 25) to currency swap and foreign exchange swap transactions executed for the purpose of lending or borrowing funds in different currencies.
Pursuant to JICPA Industry Audit Committee Report No. 25, SMBC assesses the effectiveness of currency swap and foreign exchange swap transactions executed for the purpose of offsetting the risk of changes in currency exchange rates by verifying that there are foreign-currency monetary claims and debts corresponding to the foreign-currency positions.
In order to hedge risk arising from volatility of exchange rates for stocks of subsidiaries and affiliates and other securities (excluding bonds) denominated in foreign currencies, SMBC applies deferred hedge accounting or fair value hedge accounting, on the conditions that the hedged securities are designated in advance and that sufficient on-balance (actual) or off-balance (forward) liability exposure exists to cover the cost of the hedged securities denominated in the same foreign currencies.
(iii)	Hedging against share price fluctuations
SMBC applies fair value hedge accounting to individual hedges offsetting the price fluctuation of the shares that are classified under other securities, and that are held for the purpose of strategic investment, and accordingly evaluates the effectiveness of such individual hedges.
(iv)	Transactions between consolidated subsidiaries
As for derivative transactions between consolidated subsidiaries or internal transactions between trading accounts and other accounts (or among internal sections), SMBC manages the interest rate swaps and currency swaps that are designated as hedging instruments in accordance with the strict criteria for external transactions stipulated in JICPA Industry Audit Committee Report No. 24 and No. 25. Therefore, SMBC accounts for the gains or losses that arise from interest rate swaps and currency swaps in its earnings or defers them, rather than eliminating them.
Certain other consolidated subsidiaries apply the deferred hedge accounting or fair value hedge accounting or the special treatment for interest rate swaps.

(q)	Amortization of goodwill

Goodwill is amortized using the straight-line method over a period in which its benefit is expected to be realized, not to exceed 20 years. Immaterial goodwill is charged or credited to income directly when incurred.

(r)	Scope of “Cash and cash equivalents” on consolidated statements of cash flows

For the purposes of presenting the consolidated statements of cash flows, “Cash and cash equivalents” are cash on hand, non-interest earning deposits with banks and deposits with the Bank of Japan.

(s)	Consumption taxes

National and local consumption taxes of SMFG and its consolidated domestic subsidiaries are accounted for using the tax-excluded method.

Sumitomo Mitsui Financial Group, Inc.

(Changes in accounting policies due to application of new or revised accounting standards)

(1)	Accounting Standard for Retirement Benefits and related guidance

SMFG has adopted Paragraph 35 of “Accounting Standard for Retirement Benefits” (ASBJ Statement No. 26 issued on May 17, 2012, “Accounting Standard”) and Paragraph 67 of “Guidance on Accounting Standard for Retirement Benefits” (ASBJ Guidance No. 25 issued on May 17, 2012, “Guidance”) from the beginning of the fiscal year ended March 31, 2015. Accordingly, SMFG has reviewed its calculation methods for the projected benefit obligation and service cost, and changed the method for attributing the expected benefit to periods of service from a straight-line basis to a benefit formula basis.

      The Accounting Standard and Guidance are applied in accordance with the transitional treatment stipulated in Paragraph 37 of the Accounting Standard. The effect, arising from the change in calculation method for the projected benefit obligation and service cost, is reflected in retained earnings as of the beginning of the fiscal year ended March 31, 2015.

      As a result, net defined benefit asset increased by ¥49,052 million, net defined benefit liability decreased by ¥3,646 million and retained earnings increased by ¥35,459 million as of the beginning of the fiscal year ended March 31, 2015. The effect of these changes on profit and loss for the fiscal year ended March 31, 2015 is considered to be immaterial.

      The effect of this change on net assets per share is disclosed in “(Per share data).”

(2)	Revision of Accounting Standard for Business Combinations and related rules

“Accounting Standard for Business Combinations” (ASBJ Statement No. 21), “Accounting Standard for Consolidated Financial Statements” (ASBJ Statement No. 22), “Accounting Standard for Business Divestitures” (ASBJ Statement No. 7) and other related standards and implementation guidance were revised on September 13, 2013, and became effective from fiscal years beginning on or after April 1, 2014. SMFG has prospectively adopted these revised accounting standards and implementation guidance from the beginning of the fiscal year ended March 31, 2015 (excluding the provisions defined in Paragraph 39 of Accounting Standard for Consolidated Financial Statements), in accordance with the transitional treatment set forth in Paragraph 58-2 (4) of Accounting Standard for Business Combinations, Paragraph 44-5 (4) of Accounting Standard for Consolidated Financial Statements, and Paragraph 57-4 (4) of Accounting Standard for Business Divestitures.

In accordance with these revisions, SMFG’s accounting policies have been changed as follows:

-	the difference arising from a change in SMFG’s ownership interest in a subsidiary over which SMFG continues to have control is recognized in capital surplus, and acquisition costs are expensed in the period incurred, and
-	for a business combination occurring on or after April 1, 2014, an adjustment to the provisional amount arising from the finalization of the tentative accounting treatment relating to the purchase price allocation is retrospectively recognized in the consolidated financial statements for the accounting period in which the combination occurs.

The effect of these changes on profit and loss for the fiscal year ended March 31, 2015 is considered to be immaterial.

(Additional information)

Effect of a change in the corporate income tax rule

In accordance with the “Act for Partial Amendment of the Income Tax Act, etc.” (Act No. 9, 2015) and the “Act to Amend the Local Taxation Act, etc.” (Act No. 2, 2015) promulgated on March 31, 2015, the corporate income tax rate will be lowered from fiscal years beginning on or after April 1, 2015. Additionally, beginning from fiscal years starting on or after April 1, 2015, the use of tax loss carryforwards will be limited to the equivalent of 65% of taxable income before deducting tax loss carryforwards, and beginning from fiscal years starting on or after April 1, 2017, the use of tax loss carryforwards will be limited to the equivalent of 50% of taxable income before deducting tax loss carryforwards.

      As a result of these changes, net income decreased by ¥30,248 million and total accumulated other comprehensive income increased by ¥77,813 million.

Sumitomo Mitsui Financial Group, Inc.

(Notes to consolidated balance sheets)

(1)	Securities included stocks of unconsolidated subsidiaries and affiliates of ¥583,382 million and investments of ¥336 million.

(2)	Japanese government bonds and other securities as a sub-account of Securities included ¥1,540 million of unsecured loan securities for which borrowers have the right to sell or pledge.

      As for the unsecured borrowed securities for which some consolidated subsidiaries have the right to sell or pledge and the securities which some consolidated subsidiaries purchased under resale agreements and borrowed with cash collateral, that are permitted to be sold or pledged without restrictions, ¥3,181,553 million of securities are pledged, and ¥3,087,292 million of securities are held in hand as of the consolidated balance sheet date.

(3)	Bankrupt loans and non-accrual loans were ¥35,861 million and ¥774,058 million, respectively.

      “Bankrupt loans” are loans, after write-off, to legally bankrupt borrowers as defined in Article 96-1-3 and 96-1-4 of “Order for Enforcement of the Corporation Tax Act” (Cabinet Order No. 97 of 1965) and on which accrued interest income is not recognized as there is substantial doubt about the ultimate collectability of either principal or interest because they are past due for a considerable period of time or for other reasons.

      “Non-accrual loans” are loans on which accrued interest income is not recognized, excluding “Bankrupt loans” and loans on which interest payments are deferred in order to support the borrowers’ recovery from financial difficulties.

(4)	Past due loans (3 months or more) totaled ¥13,714 million.

      “Past due loans (3 months or more)” are loans on which the principal or interest is past due for 3 months or more, excluding “Bankrupt loans” and “Non-accrual loans.”

(5)	Restructured loans totaled ¥278,622 million.

      “Restructured loans” are loans on which terms and conditions have been amended in favor of the borrowers (e.g. reduction of the original interest rate, deferral of interest payments, extension of principal repayments or debt forgiveness) in order to support the borrowers’ recovery from financial difficulties, excluding “Bankrupt loans,” “Non-accrual loans” and “Past due loans (3 months or more).”

(6)	The total amount of bankrupt loans, non-accrual loans, past due loans (3 months or more) and restructured loans was ¥1,102,256 million.

      The amounts of loans presented in Notes (3) to (6) above are the amounts before deduction of reserve for possible loan losses.

(7)

Bills discounted are accounted for as financial transactions in accordance with JICPA Industry Audit Committee Report No. 24. SMFG’s banking subsidiaries have rights to sell or pledge bank acceptance bought, commercial bills discounted, documentary bills and foreign exchanges bought without restrictions, etc. The total face value was ¥950,790 million.

(8)	Assets pledged as collateral were as follows:

March 31, 2015	Millions of yen
Assets pledged as collateral:
Cash and due from banks	¥ 61,093
Call loans and bills bought	478,457
Monetary claims bought	75,556
Trading assets	1,712,885
Securities	10,445,190
Loans and bills discounted	2,803,237
Lease receivables and investment assets	3,163
Tangible fixed assets	9,969
Other assets (installment account receivables, etc.)	172

March 31, 2015	Millions of yen
Liabilities corresponding to assets pledged as collateral:
Deposits	¥ 33,800
Call money and bills sold	1,095,000
Payables under repurchase agreements	406,212
Payables under securities lending transactions	4,121,603
Trading liabilities	480,464
Borrowed money	6,099,726
Other liabilities	35,952
Acceptances and guarantees	207,009

In addition, cash and due from banks of ¥13,580 million, trading assets of ¥2,271 million and securities of ¥6,067,851 million were pledged as collateral for cash settlements, margins of futures markets and certain other purposes.

Sumitomo Mitsui Financial Group, Inc.

      Other assets include collateral money deposited for financial instruments of ¥410,317 million, surety deposits of ¥119,525 million, margins of futures markets of ¥63,433 million and other margins of ¥27,819 million.

(9)

Commitment line contracts on overdrafts and loans are agreements to lend to customers, up to a prescribed amount, as long as there is no violation of any condition established in the contracts. The amount of unused commitments was ¥53,473,427 million and the amount of unused commitments whose original contract terms are within 1 year or unconditionally cancelable at any time was ¥40,386,315 million.

      Since many of these commitments are expected to expire without being drawn upon, the total amount of unused commitments does not necessarily represent actual future cash flow requirements. Many of these commitments include clauses under which SMBC and other consolidated subsidiaries can reject an application from customers or reduce the contract amounts in the event that economic conditions change, SMBC and other consolidated subsidiaries need to secure claims, or other events occur. In addition, SMBC and other consolidated subsidiaries may request the customers to pledge collateral such as premises and securities at the time of the contracts, and take necessary measures such as monitoring customers’ financial positions, revising contracts when such need arises and securing claims after the contracts are made.

(10)

SMBC and another consolidated subsidiary revaluated their own land for business activities in accordance with “Act on Revaluation of Land” (the “Act”) (Act No. 34, effective March 31, 1998) and “Act for Partial Revision of Act on Revaluation of Land” (Act No. 19, effective March 31, 2001). The income taxes corresponding to the net unrealized gains are reported in “Liabilities” as “Deferred tax liabilities for land revaluation,” and the net unrealized gains, net of deferred taxes, are reported as “Land revaluation excess” in “Net assets.”

      A certain affiliate also revaluated its own land for business activities in accordance with the Law. The net unrealized gains, net of deferred taxes, are reported as “Land revaluation excess” in “Net assets.”

Date of the revaluation

SMBC:

March 31, 1998 and March 31, 2002

Another consolidated subsidiary and an affiliate:

March 31, 1999 and March 31, 2002

Method of revaluation (stipulated in Article 3-3 of the Act)

SMBC:

Fair values were determined by applying appropriate adjustments for land shape and timing of appraisal to the values stipulated in

Article 2-3, 2-4 or 2-5 of “Order for Enforcement of Act on Revaluation of Land” (Cabinet Order No. 119 of March 31, 1998).

Another consolidated subsidiary and an affiliate:

Fair values were determined based on the values stipulated in Article 2-3 and 2-5 of “Order for Enforcement of Act on Revaluation of

Land” (Cabinet Order No. 119 of March 31, 1998).

(11)	Accumulated depreciation on tangible fixed assets amounted to ¥944,545 million.

(12)	Deferred gain on tangible fixed assets deductible for tax purposes amounted to ¥62,704 million.

(13)	The balance of subordinated debt included in “Borrowed money” was ¥317,461 million.

(14)	The balance of subordinated bonds included in “Bonds” was ¥1,777,502 million.

(15)	The amount guaranteed by banking subsidiaries to privately-placed bonds (stipulated by Article 2-3 of Financial Instruments and Exchange Act) in “Securities” was ¥2,030,463 million.

Sumitomo Mitsui Financial Group, Inc.

(Notes to consolidated statements of income)

(1)	“Other income” included gains on sales of stocks and other securities of ¥83,503 million.

(2)	“Other expenses” included write-off of loans of ¥76,997 million and provision for reserve for losses on interest repayment of ¥64,836 million.

(3)

The difference between the recoverable amount and the book value of the following assets is recognized as “Losses on impairment of fixed assets” and included in “Extraordinary losses” in the fiscal year.

Year ended March 31, 2015				Millions of yen
Area	Purpose of use		Type	Impairment loss
Tokyo metropolitan area	Branches	3 items	Land and buildings, etc.	¥ 77
	Idle assets	36 items		3,019
	Others	1 item		0
Kinki area	Branches	4 items	Land and buildings, etc.	137
	Corporate assets	2 items		12
	Idle assets	29 items		1,802
Other	Corporate assets	1 item	Land and buildings, etc.	0
	Idle assets	11 items		59

At SMBC, a branch, which continuously manages and determines its income and expenses, is the smallest unit of asset group for recognition and measurement of impairment loss of fixed assets. Assets such as corporate headquarters facilities, training facilities, data and system centers, and health and recreational facilities which do not produce cash flows that can be attributed to individual assets are treated as corporate assets. As for idle assets, impairment loss is measured individually. At SMFG and other consolidated subsidiaries, a branch or other group is the smallest asset grouping unit as well.

SMBC and other consolidated subsidiaries reduced the carrying amounts of long-lived assets of which investments are not expected to be fully recovered to their recoverable amounts, and recognized the losses as “losses on impairment of fixed assets,” which is included in “Extraordinary losses.” SMBC reduced the carrying amounts of idle assets, and other consolidated subsidiaries reduced the carrying amounts of their branches, corporate assets and idle assets.

The recoverable amount is calculated using net realizable value which is basically determined by subtracting the expected disposal cost from the appraisal value based on the Real Estate Appraisal Standard.

Sumitomo Mitsui Financial Group, Inc.

(Notes to consolidated statements of changes in net assets)

(1)	Type and number of shares issued and treasury stock

	Number of shares
Year ended March 31, 2015	As of beginning of the fiscal year	Increased in the fiscal year	Decreased in the fiscal year	As of the fiscal year-end
Shares issued
Common stock	1,414,055,625	—	—	1,414,055,625

Total	1,414,055,625	—	—	1,414,055,625

Treasury stock
Common stock *1 *2	46,781,669	37,310	4,778	46,814,201

Total	46,781,669	37,310	4,778	46,814,201

*1	Increase of 37,310 shares in the number of treasury common stock was due to purchases of fractional shares.
*2	Decrease of 4,778 shares in the number of treasury common stock was due to sales of fractional shares and exercise of stock options.

(2)	Information on stock acquisition rights

			Number of shares				Millions of yen
March 31, 2015	Detail of stock acquisition rights	Type of shares	Beginning of fiscal year	Increase in the fiscal year	Decrease in the fiscal year	Fiscal year- end	Balance as of the fiscal year-end
SMFG	Stock acquisition rights as stock options	—	—	—	—	—	¥ 2,085
Consolidated subsidiaries	—			—			198

Total							¥ 2,284

(3)	Information on dividends

(a)	Dividends paid in the fiscal year

		Millions of yen, except per share data
Date of resolution	Type of shares	Cash dividends	Cash dividends per share	Record date	Effective date
Ordinary General Meeting of Shareholders held on June 27, 2014	Common stock	¥91,656	¥65	March 31, 2014	June 27, 2014
Meeting of the Board of Directors held on November 13, 2014	Common stock	¥84,604	¥60	September 30, 2014	December 3, 2014

(b)	Dividends to be paid in the next fiscal year

Millions of yen, except per share data
Date of resolution	Type of shares	Cash dividends	Source of dividends	Cash dividends per share	Record date	Effective date
Ordinary General Meeting of Shareholders held on June 26, 2015	Common stock	¥ 112,804	Retained earnings	¥ 80	March 31, 2015	June 26, 2015

Sumitomo Mitsui Financial Group, Inc.

(Notes to financial instruments)

(1)

“Consolidated balance sheet amount,” “Fair value” and “Net unrealized gains (losses)” of financial instruments as of March 31, 2015 are as follows. The amounts shown in the following table do not include financial instruments (see the next page) whose fair values are extremely difficult to determine, such as unlisted stocks classified as other securities, and stocks of subsidiaries and affiliates.

	Millions of yen
March 31, 2015	Consolidated balance sheet amount		Fair value		Net unrealized gains (losses)
1) Cash and due from banks *1		¥39,739,777		¥39,746,763	¥6,986
2) Call loans and bills bought *1		1,326,280		1,327,080	800
3) Receivables under resale agreements		746,431		747,509	1,077
4) Receivables under securities borrowing transactions		6,477,063		6,477,657	593
5) Monetary claims bought *1		4,282,392		4,293,764	11,371
6) Trading assets
Securities classified as trading purposes		3,235,701		3,235,701	—
7) Money held in trust		7,087		7,087	—
8) Securities
Bonds classified as held-to-maturity		3,397,151		3,417,732	20,580
Other securities		25,031,810		25,031,810	—
9) Loans and bills discounted		73,068,240
Reserve for possible loan losses *1		(461,747)

		72,606,492		74,598,557	1,992,064

10) Foreign exchanges *1		1,903,702		1,907,769	4,066
11) Lease receivables and investment assets *1		1,899,760		1,974,558	74,798

Total assets		¥160,653,651		¥162,765,990	¥2,112,338

1) Deposits		101,047,918		101,053,137	5,219
2) Negotiable certificates of deposit		13,825,898		13,829,279	3,381
3) Call money and bills sold		5,873,123		5,873,118	(5)
4) Payables under repurchase agreements		991,860		991,860	—
5) Payables under securities lending transactions		7,833,219		7,833,219	—
6) Commercial paper		3,351,459		3,351,431	(27)
7) Trading liabilities
Trading securities sold for short sales		2,193,399		2,193,399	—
8) Borrowed money		9,778,095		9,828,014	49,918
9) Foreign exchanges		1,110,822		1,110,822	—
10) Short-term bonds		1,370,800		1,370,799	(0)
11) Bonds		6,222,918		6,437,691	214,772
12) Due to trust account		718,133		718,133	—

Total liabilities		¥154,317,650		¥154,590,909	¥273,259

Derivative transactions *2
Hedge accounting not applied		593,008		593,008	—
Hedge accounting applied		[861,906]		[861,906]	—

Total	¥	[268,898]	¥	[268,898]	¥—

*1

The amounts do not include general reserve for possible loan losses and specific reserve for possible loan losses. The reserves for possible losses on “Cash and due from banks,” “Call loans and bills bought,” “Monetary claims bought,” “Foreign exchanges” and “Lease receivables and investment assets” are deducted directly from “Consolidated balance sheet amount” since they are immaterial.

*2

The amounts collectively represent the derivative transactions which are recorded on “Trading assets,” “Trading liabilities,” “Other assets” and “Other liabilities.” Debts and credits arising from derivative transactions are presented on a net basis, with a net debt presented in square brackets.

Sumitomo Mitsui Financial Group, Inc.

(2)	Consolidated balance sheet amount of financial instruments whose fair values are extremely difficult to determine are as follows.

March 31, 2015	Millions of yen
Monetary claims bought
Monetary claims bought without market prices *1	¥2,537
Securities
Unlisted stocks, etc. *2 *4	361,541
Investments in partnerships, etc. *3 *4	259,445

Total	¥623,523

*1	They are beneficiary claims that (a) behave more like equity than debt, (b) do not have market prices, and (c) it is difficult to rationally estimate their values.

*2	They are not included in the scope of fair value disclosure since there are no market prices and it is extremely difficult to determine their fair values.

*3

They are capital contributions with no market prices. The above-stated amount includes the book value amount of investments in the partnership of which SMFG records net changes in their balance sheets and statements of income.

*4	Unlisted stocks and investments in partnership totaling ¥12,762 million were written-off in the fiscal year ended March 31, 2015.

Sumitomo Mitsui Financial Group, Inc.

(Notes to securities)

The amounts shown in the following tables include trading securities and short-term bonds classified as “Trading assets,” negotiable certificates of deposit bought classified as “Cash and due from banks” and beneficiary claims on loan trusts classified as “Monetary claims bought,” in addition to “Securities” stated in the consolidated balance sheet.

(1)	Securities classified as trading purposes

March 31, 2015	Millions of yen
Valuations losses included in the earnings for the fiscal year	¥72,389

(2)	Bonds classified as held-to-maturity

		Millions of yen
March 31, 2015		Consolidated balance sheet amount	Fair value	Net unrealized gains (losses)
Bonds with unrealized gains	Japanese government bonds	¥3,283,044	¥3,303,228	¥20,183
	Japanese local government bonds	67,843	68,065	221
	Japanese corporate bonds	46,263	46,438	175
	Other	—	—	—

	Subtotal	3,397,151	3,417,732	20,580

Bonds with unrealized losses	Japanese government bonds	—	—	—
	Japanese local government bonds	—	—	—
	Japanese corporate bonds	—	—	—
	Other	—	—	—

	Subtotal	—	—	—

Total		¥3,397,151	¥3,417,732	¥20,580

(3)	Other securities

		Millions of yen
March 31, 2015		Consolidated balance sheet amount	Acquisition cost	Net unrealized gains (losses)
Other securities with unrealized gains	Stocks	¥3,726,432	¥1,653,065	¥2,073,367
	Bonds	11,259,951	11,199,114	60,837
	Japanese government bonds	8,953,781	8,935,132	18,649
	Japanese local government bonds	49,123	48,842	281
	Japanese corporate bonds	2,257,045	2,215,139	41,905
	Other	6,024,855	5,505,092	519,762

	Subtotal	21,011,239	18,357,271	2,653,967

Other securities with unrealized losses	Stocks	119,767	138,826	(19,059)
	Bonds	2,439,610	2,450,418	(10,808)
	Japanese government bonds	2,053,225	2,058,905	(5,680)
	Japanese local government bonds	3,026	3,039	(12)
	Japanese corporate bonds	383,358	388,473	(5,114)
	Other	2,069,284	2,088,398	(19,113)

	Subtotal	4,628,662	4,677,644	(48,981)

Total		¥25,639,901	¥23,034,915	¥2,604,985

    (Notes)

1.	Net unrealized gains (losses) on other securities shown above include gains of ¥29,870 million that are recognized in the fiscal year’s earnings by applying fair value hedge accounting.
2.	Consolidated balance sheet amounts of other securities whose fair values are extremely difficult to determine are as follows.

March 31, 2015	Millions of yen
Stocks	¥219,799
Other	403,724

Total	¥623,523

These amounts are not included in “(3) Other securities” since there are no market prices and it is extremely difficult to determine their fair values.

(4)	Held-to-maturity bonds sold during the fiscal year

There are no corresponding transactions.

Sumitomo Mitsui Financial Group, Inc.

(5)	Other securities sold during the fiscal year

	Millions of yen
Year ended March 31, 2015	Sales amount	Gains on sales	Losses on sales
Stocks	¥113,544	¥45,455	¥(1,890)
Bonds	13,407,655	9,406	(5,699)
Japanese government bonds	13,142,974	8,939	(5,593)
Japanese local government bonds	63,699	37	(94)
Japanese corporate bonds	200,981	429	(11)
Other	14,275,561	98,168	(16,739)

Total	¥27,796,760	¥ 153,030	¥(24,329)

(6)	Change of classification of securities

There are no corresponding transactions.

(7)	Write-down of securities

Bonds classified as held-to-maturity and other securities (excluding securities whose fair values are extremely difficult to determine) are considered as impaired if the fair value of the securities declines materially below the acquisition cost and such decline is not considered to be recoverable. The securities are recognized at fair value on the consolidated balance sheet and the amount of write-down is accounted for as valuation loss for the fiscal year. Valuation loss for the fiscal year was ¥5,992 million. The rule for determining “material decline” is as follows and is based on the classification of issuers under the rules of self-assessment of assets.

Bankrupt/ Effectively bankrupt/ Potentially bankrupt issuers	: Fair value is lower than acquisition cost.
Issuers requiring caution	: Fair value is 30% or lower than acquisition cost.
Normal issuers	: Fair value is 50% or lower than acquisition cost.

Bankrupt issuers: Issuers that are legally bankrupt or formally declared bankrupt.

Effectively bankrupt issuers: Issuers that are not legally bankrupt but regarded as substantially bankrupt.

Potentially bankrupt issuers: Issuers that are not bankrupt now, but are perceived to have a high risk of falling into bankruptcy.

Issuers requiring caution: Issuers that are identified for close monitoring.

Normal issuers: Issuers other than the above 4 categories of issuers.

(Notes to money held in trust)

(1)	Money held in trust classified as trading purposes

There are no corresponding transactions.

(2)	Money held in trust classified as held-to-maturity

There are no corresponding transactions.

(3)	Other money held in trust

Millions of yen
March 31, 2015	Consolidated balance sheet amount	Acquisition cost	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Other money held in trust	¥ 7,087	¥ 7,087	¥ —	¥ —	¥ —

Sumitomo Mitsui Financial Group, Inc.

(Segment information)

(1)	Information on profit and loss amount by reportable segment

	Millions of yen
	Commercial banking
	SMBC
Fiscal year ended March 31, 2015	SMBC Sub-total	Wholesale Banking Unit	Retail Banking Unit	International Banking Unit	Treasury Unit	Head office account	Others	Total
Gross profit	¥1,634,284	¥555,429	¥386,784	¥345,332	¥353,990	¥(7,250)	¥289,397	¥1,923,682
Interest income	1,121,428	315,796	313,171	227,808	212,361	52,292	171,222	1,292,650
Non-interest income	512,856	239,633	73,613	117,524	141,629	(59,542)	118,175	631,032

Expenses, etc.	(791,211)	(206,778)	(350,047)	(106,637)	(25,918)	(101,831)	(202,923)	(994,135)

Consolidated net business profit	¥843,073	¥348,651	¥36,737	¥238,695	¥328,072	¥(109,081)	¥86,473	¥929,547

	Millions of yen
	Leasing			Securities
Fiscal year ended March 31, 2015	SMFL	Others	Total	SMBC Nikko.	SMBC Friend	Others	Total
Gross profit	¥136,965	¥12,325	¥149,290	¥346,294	¥50,393	¥(2,799)	¥393,888
Interest income	19,311	5,132	24,443	1,498	1,246	1,015	3,759
Non-interest income	117,654	7,193	124,847	344,796	49,146	(3,814)	390,128

Expenses, etc.	(56,497)	(4,244)	(60,742)	(248,680)	(39,993)	(13,238)	(301,913)

Consolidated net business profit	¥80,467	¥8,081	¥88,548	¥97,613	¥10,399	¥(16,037)	¥91,974

	Millions of yen
	Consumer finance
Fiscal year ended March 31, 2015	SMCC	Cedyna	SMBCCF	Others	Total	Other business	Grand total
Gross profit	¥196,462	¥164,205	¥215,559	¥661	¥576,889	¥(63,347)	¥2,980,403
Interest income	13,667	25,916	149,016	(9,943)	178,657	5,688	1,505,178
Non-interest income	182,794	138,289	66,543	10,605	398,232	(69,015)	1,475,224

Expenses, etc.	(146,087)	(121,750)	(96,123)	(17,944)	(381,906)	68,754	(1,669,942)

Consolidated net business profit	¥50,375	¥42,455	¥119,436	¥(17,283)	¥194,982	¥5,407	¥1,310,461

(Notes)

1.	“SMFL” and “SMBCCF” show consolidated figures of respective companies. “SMBC Nikko” represents non-consolidated figures of SMBC Nikko plus figures of the overseas incorporated securities companies. “Cedyna” provides consolidated figures minus figures of immaterial subsidiaries.
2.	“Other business” includes profit or loss to be eliminated as inter-segment transactions.

(2)	Difference between total amount of consolidated net business profit by reportable segment and ordinary profit on consolidated statements of income (adjustment of difference)

Fiscal year ended March 31, 2015	Millions of yen
Consolidated net business profit	¥ 1,310,461
Other ordinary income	218,008
Other ordinary expenses (excluding equity in losses of affiliates)	(207,313)

Ordinary profit on consolidated statements of income	¥ 1,321,156

Sumitomo Mitsui Financial Group, Inc.

(Business combination)

  There is no significant business combination to be disclosed.

(Per share data)

As of and year ended March 31, 2015	Yen
Net assets per share	¥ 6,598.87
Net income per share	551.18
Net income per share (diluted)	550.85

(Notes)

1. Net income per share and net income per share (diluted) are calculated based on the followings:

Year ended March 31, 2015	Millions of yen, except number of shares
Net income per share
Net income	¥ 753,610
Amount not attributable to common stockholders	—
Net income attributable to common stock	753,610
Average number of common stock during the fiscal year (in thousands)	1,367,258

Net income per share (diluted)
Adjustment for net income	(0)
Adjustment of dilutive shares issued by subsidiaries	(0)
Increase in number of common stock (in thousands)	816
Stock acquisition rights (in thousands)	816
Outline of dilutive shares which were not included in the calculation of “Net income per share (diluted)” because they do not have dilutive effect:	—

2. Net assets per share is calculated based on the followings:

March 31, 2015	Millions of yen, except number of shares
Net assets	¥ 10,696,271
Amount excluded from Net assets	1,674,022
Stock acquisition rights	2,284
Minority interests	1,671,738
Net assets attributable to common stock at the fiscal year-end	9,022,249
Number of common stock at the fiscal year-end used for the calculation of Net assets per share (in thousands)	1,367,241

3.	SMFG has adopted Paragraph 35 of “Accounting Standard for Retirement Benefits” (ASBJ Statement No. 26 issued on May 17, 2012, “Accounting Standard”) and Paragraph 67 of “Guidance on Accounting Standard for Retirement Benefits” (ASBJ Guidance No. 25 issued on March 26, 2015, “Guidance”) from the beginning of the fiscal year ended March 31, 2015. Accordingly, SMFG applies the transitional treatment stipulated in Paragraph 37 of the Accounting Standard.

As a result, net assets per share as of April 1, 2014 increased by ¥25.93.

(Significant subsequent events)

There are no significant subsequent events to be disclosed.

Sumitomo Mitsui Financial Group, Inc.

VI. Non-consolidated financial statements

1. Non-consolidated balance sheets

	Millions of yen
March 31,	2014	2015
Assets:
Current assets
Cash and due from banks	¥ 79,901	¥ 201,862
Prepaid expenses	31	61
Accrued income	51	4,786
Accrued income tax refunds	42,244	102,966
Other current assets	1,814	2,275

Total current assets	124,042	311,951

Fixed assets
Tangible fixed assets
Buildings	0	30
Equipment	1	0

Total tangible fixed assets	1	31

Intangible fixed assets
Software	267	265

Total intangible fixed assets	267	265

Investments and other assets
Investments in subsidiaries and affiliates	6,155,487	6,155,487

Long-term loans receivable from subsidiaries and affiliates	—	376,262

Total investments and other assets	6,155,487	6,531,750

Total fixed assets	6,155,756	6,532,046

Total assets	¥ 6,279,799	¥ 6,843,998

Liabilities:
Current liabilities
Short-term borrowings	¥ 1,228,030	¥ 1,228,030
Accounts payable	916	870
Accrued expenses	3,275	7,084
Income taxes payable	17	21
Business office taxes payable	7	7
Reserve for employee bonuses	157	180
Reserve for executive bonuses	98	97
Other current liabilities	630	961

Total current liabilities	1,233,133	1,237,253

Fixed liabilities
Bonds	392,900	611,962
Long-term borrowings	—	31,000

Total fixed liabilities	392,900	642,962

Total liabilities	1,626,033	1,880,215

Net assets:
Stockholders’ equity
Capital stock	2,337,895	2,337,895
Capital surplus
Capital reserve	1,559,374	1,559,374
Other capital surplus	24,347	24,349

Total capital surplus	1,583,721	1,583,723

Retained earnings
Other retained earnings
Voluntary reserve	30,420	30,420
Retained earnings brought forward	712,661	1,022,371

Total retained earnings	743,081	1,052,791

Treasury stock	(12,566)	(12,713)

Total stockholders’ equity	4,652,131	4,961,697

Stock acquisition rights	1,634	2,085

Total net assets	4,653,766	4,963,782

Total liabilities and net assets	¥ 6,279,799	¥ 6,843,998

Sumitomo Mitsui Financial Group, Inc.

2. Non-consolidated statements of income

	Millions of yen
Year ended March 31,	2014	2015

Operating income:
Dividends on investments in subsidiaries and affiliates	¥206,833	¥504,097
Fees and commissions received from subsidiaries and affiliates	13,476	13,800
Interests on loans receivable from subsidiaries and affiliates	—	9,492

Total operating income	220,309	527,391

Operating expenses:
General and administrative expenses	8,788	8,683
Interest on bonds	16,468	25,034
Interest on long-term borrowings	—	20

Total operating expenses	25,256	33,739

Operating profit	195,052	493,651

Non-operating income:
Interest income on deposits	57	163
Fees and commissions income	5	2
Other non-operating income	78	80

Total non-operating income	141	246

Non-operating expenses:
Interest on short-term borrowings	6,170	5,894
Fees and commissions payments	2	0
Amortization of bond issuance cost	—	2,028
Other non-operating expenses	—	0

Total non-operating expenses	6,172	7,923

Ordinary profit	189,021	485,974

Income before income taxes	189,021	485,974

Income taxes-current	3	3

Income taxes	3	3

Net income	¥189,018	¥485,970

Sumitomo Mitsui Financial Group, Inc.

3. Non-consolidated statements of changes in net assets

	Millions of yen
	Stockholders’ equity
Year ended March 31, 2014	Capital stock	Capital surplus			Retained earnings
		Capital reserve	Other capital surplus	Total capital surplus	Other retained earnings		Total retained earnings
					Voluntary reserve	Retained earnings brought forward
Balance at the beginning of the fiscal year	¥2,337,895	¥1,559,374	¥24,343	¥1,583,717	¥30,420	¥699,913	¥730,333
Changes in the fiscal year
Cash dividends						(176,270)	(176,270)
Net income						189,018	189,018
Purchase of treasury stock
Disposal of treasury stock			3	3
Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	—	—	3	3	—	12,747	12,747

Balance at the end of the fiscal year	¥2,337,895	¥1,559,374	¥24,347	¥1,583,721	¥30,420	¥712,661	¥743,081

	Millions of yen
	Stockholders’ equity		Stock acquisition rights	Total net assets
Year ended March 31, 2014	Treasury stock	Total
Balance at the beginning of the fiscal year	¥(12,082)	¥4,639,865	¥1,140	¥4,641,005
Changes in the fiscal year
Cash dividends		(176,270)		(176,270)
Net income		189,018		189,018
Purchase of treasury stock	(500)	(500)		(500)
Disposal of treasury stock	16	19		19
Net changes in items other than stockholders’ equity in the fiscal year			494	494

Net changes in the fiscal year	(484)	12,266	494	12,760

Balance at the end of the fiscal year	¥(12,566)	¥4,652,131	¥1,634	¥4,653,766

Sumitomo Mitsui Financial Group, Inc.

(Continued)

	Millions of yen
	Stockholders’ equity
Year ended March 31, 2015	Capital stock	Capital surplus			Retained earnings
		Capital reserve	Other capital surplus	Total capital surplus	Other retained earnings		Total retained earnings
					Voluntary reserve	Retained earnings brought forward
Balance at the beginning of the fiscal year	¥2,337,895	¥1,559,374	¥24,347	¥1,583,721	¥30,420	¥712,661	¥743,081
Changes in the fiscal year
Cash dividends						(176,260)	(176,260)
Net income						485,970	485,970
Purchase of treasury stock
Disposal of treasury stock			2	2
Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	—	—	2	2	—	309,709	309,709

Balance at the end of the fiscal year	¥2,337,895	¥1,559,374	¥24,349	¥1,583,723	¥30,420	¥1,022,371	¥1,052,791

	Millions of yen
	Stockholders’ equity		Stock acquisition rights	Total net assets
Year ended March 31, 2015	Treasury stock	Total
Balance at the beginning of the fiscal year	¥(12,566)	¥4,652,131	¥1,634	¥4,653,766
Changes in the fiscal year
Cash dividends		(176,260)		(176,260)
Net income		485,970		485,970
Purchase of treasury stock	(161)	(161)		(161)
Disposal of treasury stock	15	17		17
Net changes in items other than stockholders’ equity in the fiscal year			451	451

Net changes in the fiscal year	(146)	309,565	451	310,016

Balance at the end of the fiscal year	¥(12,713)	¥4,961,697	¥2,085	¥4,963,782